UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KapStone Paper and Packaging Corporation

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

48562P103

(CUSIP Number)

Timothy P. Davisson

KapStone Paper and Packaging Corporation

1101 Skokie Blvd., Suite 300

Northbrook, IL 60062

847-239-8817

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48562P103

1.	Names of Reporting Persons Roger Stone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,040,169 (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 6,040,169 (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,040,169 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.2% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 1,702,000 shares of Common Stock issuable upon the exercise of warrants held by Mr. Stone.  Also includes 1,573,400 shares of Common Stock and 260,000 shares of Common Stock issuable upon the exercise of warrants held by the Roger and Susan Stone Family Foundation (the “Foundation”).

(2) Based on 28,370,248 shares of Common Stock outstanding as of April 30, 2009, (as reported in the Issuer’s Quarterly Report on Form 10Q for the fiscal quarter ended March 31, 2009), and assuming the exercise of the warrants identified in Note 1.

CUSIP No. 48562P103

1.	Names of Reporting Persons Roger and Susan Stone Family Foundation N4952-435-8

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,833,400 (1)

	8.	Shared Voting Power 1,833,400 (1)

	9.	Sole Dispositive Power 1,833,400 (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,833,400 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 260,000 shares of Common Stock issuable upon the exercise of warrants held by the Foundation.

(2) Based on 28,370,248 shares of Common Stock outstanding as of April 30, 2009, (as reported in the Issuer’s Quarterly Report on Form 10Q for the fiscal quarter ended March 31, 2009), and assuming the exercise of the warrants identified in Note 1.

CUSIP No. 48562P103

1.	Names of Reporting Persons Roger W. Stone, and his successors in trust, as Trustee of the Stone 2009 GRAT dated June 3, 2009

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,000,000

	8.	Shared Voting Power 2,000,000

	9.	Sole Dispositive Power 2,000,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7% (1)

14.	Type of Reporting Person (See Instructions) CO

(1) Based on 28,370,248 shares of Common Stock outstanding as of April 30, 2009, (as reported in the Issuer’s Quarterly Report on Form 10Q for the fiscal quarter ended March 31, 2009), and assuming the exercise of the warrants identified in Note 1.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “State8ment”) relates to the Common Stock, par value $.0001 per share (the “Common Stock”), of KapStone Paper and Packaging Corporation, a Delaware corporation (the “Issuer” or the “Company”), the principal executive offices of which are located at 1101 Skokie Boulevard, Suite 300, Northbrook, IL 60062.  This Schedule 13D/A amends the Schedule 13D filed by Roger Stone on June 9, 2008, to reflect certain subsequent transactions by Mr. Stone of securities of the Issuer.

Item 2.	Identity and Background

(a)-(c)  This statement is being filed on behalf of (i) Roger Stone, (ii) the Roger and Susan Stone Family Foundation, an Illinois not-for-profit corporation (the “Foundation”), and (iii) the Stone 2009 GRAT dated June 3, 2009, (the “GRAT”).  Mr. Stone, the Foundation and the GRAT are herein together sometimes called the “Reporting Persons.”  The Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The filing of this Statement, however, should not be deemed an admission that the Reporting Persons comprise a group for purposes of Section 13(d)(3) or for any other purpose.

Mr. Stone is Chairman of the Company’s Board of Directors and Chief Executive Officer, and his principal business address is c/o KapStone Paper and Packaging Corporation, 1101 Skokie Boulevard, Suite 300, Northbrook, Illinois 60062.  Mr. Stone is president and director of the Foundation and is the trustee of the GRAT.

The principal business of the Foundation is to make contributions exclusively for charitable, religious, literary and educational purposes, for the relief of the conditions of the poor and the aged, the homeless and the afflicted, or other persons in unfortunate circumstances for the advancement of learning, science, and for the prevention of cruelty to children and animals.  The principal address of the Foundation is 1101 Skokie Boulevard, Suite 300, Northbrook, Illinois 60062.

The GRAT is a trust.  The principal address of the GRAT is 1101 Skokie Boulevard., Suite 300, Northbrook, IL 60062.

(d) and (e)  During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or funding any violation with respect to such laws.

(f)  Mr. Stone is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Stone used personal funds to purchase all of the shares of Common Stock and warrants to purchase Common Stock that he beneficially owns (other than an aggregate of 160,734 shares of restricted Common Stock and restricted stock units that were granted to him by the Company in connection with his service as Chief Executive Officer of the Company).  The aggregate purchase price for such shares of Common Stock and warrants was approximately $15,477,383.

The Foundation acquired its beneficial ownership of shares of Common Stock as the result of gifts of such shares from Mr. Stone.

The GRAT acquired its beneficial ownership of shares of Common Stock as the result of gifts of such shares from Mr. Stone.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 is hereby incorporated by reference into this Item 4.  Acquisitions of Common Stock by Mr. Stone were made for investment purposes and also as compensation for his service as an officer of the Issuer.  Mr. Stone is the Chairman of the Board, Chief Executive Officer and a founder of the Issuer.

Mr. Stone may purchase additional shares of Common Stock or warrants or similar securities from time to time, either in brokerage transactions, in over-the counter market, in privately-negotiated transactions, or upon exercise of stock options, warrants or similar securities.  Mr. Stone holds stock options to acquire additional shares of Common Stock granted to him as compensation for his service to the Company.  Mr. Stone may, from time to time, exercise such options or be granted additional stock options or other equity awards by the Company in connection with such service.  Any decision to increase his holdings of Common Stock will depend on various factors, including, but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions.  The Foundation and/or GRAT may acquire beneficial ownership of additional shares of Common Stock from time to time in connection with any future gifts by Mr. Stone.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws, dispose of some or all of its/his Common Stock depending on various factors, including, but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives.  In addition, Mr. Stone expects to make gifts (which may include gifts to the GRAT and/or Foundation and other charities) of Common Stock from time to time.

The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock.  In addition, Mr. Stone is the Chairman of the Board and Chief Executive Officer of the Issuer and, as a result, in the ordinary course or otherwise, may take actions to influence the management, business, and affairs of the Issuer.

None of the Reporting Persons, as stockholders of the Company, have any plans or proposals other than as described herein that relate to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Each Reporting Person may, at any time and from time to time, review or reconsider its/his position and/or its/his purpose and/or formulate plans or proposals with respect thereto.  Notwithstanding the foregoing, Mr. Stone, in his positions as the Company’s Chairman of the Board and Chief Executive Officer, intends to approve such matters and take such actions as he deems to be in the best interests of the Company, which matters and actions could potentially involve items referenced in the first sentence of this paragraph.

Item 5.	Interest in Securities of the Issuer

(a)-(b)  Based on 28,370,248 shares of Common Stock outstanding as of April 30, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, filed with the SEC on May 11, 2009, the shares of Common Stock owned by Mr. Stone represent approximately 21.2% of the outstanding Common Stock.  This total includes 1,702,000 shares of Common Stock issuable upon the exercise of warrants held by Mr. Stone.  This total also includes the 1,573,400 shares of Common Stock and 260,000 shares of Common Stock issuable upon the exercise of warrants held by the Foundation, and 2,000,000 shares of Common Stock held by the GRAT.

The trading dates, number of shares purchased and sold and price per share for all transactions in the shares of Common Stock by the Reporting Person since the most recently filed Schedule 13D are set forth in Exhibit 2 and were all effected in broker transactions.

Except for the shares of Common Stock beneficially owned by the Reporting Persons, as of the date hereof, disclosed in this Statement, none of the Reporting Persons own any Common Stock of the Issuer or have any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

Pursuant to the terms of the Foundation’s organizational documents, actions with respect to the Common Stock held by the Foundation, including the exercise of voting rights and any action to sell, option, exchange or otherwise dispose of the shares, require the approval of Mr. Stone.

Pursuant to the terms of the GRAT’s organizational document, action with respect to the Common Stock held by the GRAT, including the exercise of voting rights and any action to sell, option, exchange or otherwise dispose of the shares, require the approval of Mr. Stone.

None of the Reporting Persons have made any purchase, sale or any other transaction in the Common Stock during the 60 days preceding the filing of this Schedule 13D/A.

Mr. Stone made the following donation transfers to the GRAT:

Date	Number of Shares of Common Stock
June 3, 2009	2,000,000

(d)  As to each Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any of the shares referred to in Item 5(a) above.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3 and 4 of this Statement and herein (and the Joint Filing Agreement files as an Exhibit to this Statement), there are no contracts, arrangements or understandings between any of the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

The warrants described herein were initially issued in connection with the Issuer’s initial public offering and are traded on the Nasdaq.  The warrant agreement and related documentation relating to the warrants referenced herein are filed as exhibits to the Issuer’s Annual Report on Form 10-K.  Each warrant described herein entitles the holder to purchase one share of Common Stock at an exercise price of $5.00 per share (subject to adjustment in certain circumstances).  Subject to there being a current prospectus under the Securities Act of 1933 with respect to the shares of Common Stock issuable upon exercise of the warrants issued as part of the units in the Issuer’s initial public offering, during the entire period between any notice of redemption and the actual redemption date, the Issuer may redeem the warrants at any time after the warrants become exercisable, in whole and not in part, at a price of $.01 per warrant, upon a minimum of 30 days prior written notice of redemption, if and only if, the last sales price of Common Stock equals or exceeds $8.50 per share for any 20 trading days within a 30 trading day period ending three business days before the notice of redemption is sent.  Notice of redemption of the warrants by the Issuer could force the warrant holders, including the Reporting Persons (i) to exercise the warrants and pay the exercise price therefore at a time when they otherwise might not desire to do so, (ii) to sell the warrants at the then current market price, or (iii) to accept the nominal redemption price.  As of the date hereof, the Issuer has an effective registration statement covering the issuance of the shares underlying the warrants issued in its initial public offerings at the time that the warrant holders exercise their warrants.  However, the Issuer provides no assurance that such registration statement will continue to be effective, in which case the warrant holders, including the Reporting Persons, may not be able to exercise their warrants.

Mr. Stone has been granted non-qualified stock options, restricted stock and restricted stock units pursuant to Issuer’s equity incentive plan.  As of the date hereof, Mr. Stone has: (a) 159,650 options, all of which are scheduled to vest in accordance with their respective terms between April 5, 2009, and April 5, 2010, at an exercise price of $6.76 per share; and (b) 167,671 options, all of which are scheduled to vest in accordance with their respective terms between April 10, 2010, and April 10, 2011, at an exercise price of $6.90 per share; and (c) 167,671 options, all of which are scheduled to vest in accordance with their respective terms between May 13, 2011, and May 13, 2012, at an exercise price of $3.70 per share.  Mr. Stone has: (a) 54,300 shares of restricted stock with restrictions that are scheduled to lapse on April 5, 2010; (b) 53,217 restricted stock units with restrictions that are scheduled to lapse on April 10, 2011; and (c) 53,217 restricted stock units with restrictions that are scheduled to lapse on May 13, 2009.

Item 7.	Material to be Filed as Exhibits
See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

June 9 ,2009
Date

/s/ Roger Stone
Roger Stone

ROGER AND SUSAN STONE FAMILY FOUNDATION

/s/ Roger Stone
Roger Stone, President

ROGER STONE 2009 GRAT 06/03/09

/s/ Roger Stone
Roger Stone, Trustee

EXHIBIT INDEX

Number	Description
1	Joint Filing Agreement dated as of June 2, 2008, by and between Roger Stone and Roger and Susan Stone Family Foundation.

2	Transactions in the shares of Common Stock of KapStone Paper and Packaging Corporation since the Schedule 13D filed June 9, 2008.